February 15, 1995

Mr. Richard P. Randall
Peaceable  Street
Redding, Connecticut  06896

Dear Dick:

Reference is hereby made to the Employment Agreement, dated as of July 30, 1993, as amended by letter agreement, dated October 25, 1994 (the "Employment Agreement"), between yourself as the Employee and Salant Corporation ("Salant")..

We hereby acknowledge that effective February 26, 1995 you voluntarily offered (along with other employees of Salant) to reduce your base salary as set forth in Section 4 of the Employment Agreement from $300,000 per annum to $280,000 per annum for the remainder of the 1995 calendar year. Notwithstanding anything to the contrary contained herein or otherwise, the reduction in your base salary provided herein shall not be considered for purposes of (i) calculating the Incentive Compensation provided for in Section 4 (b) of the Employment Agreement and (ii) calculating any severance owed to you upon a termination of your Employment Agreement.

You hereby acknowledge that your voluntary reduction in Salary contained herein is not a "reduction in the Employee's Salary" as described in Section 9 (e) of the Employment Agreement.

If the foregoing correctly sets forth our mutual agreement, please sign and return to me three attached copies of this letter.

                              Very truly yours,

                              SALANT CORPORATION

                              By:  /s/ Nicholas P. DiPaolo
                                     Nicholas P. DiPaolo
                                     Chairman of the Board,
                                      President and CEO

Accepted and Agreed To:

By: /s/ Richard P. Randall
     Richard P. Randall
Date: February 15, 1995